UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-33733

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

LaPorte Savings Bank 401(k) Retirement Plan
(formerly known as Savings Plan for Employees of The LaPorte Savings Bank)

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LaPorte Bancorp, Inc.
710 Indiana Avenue
LaPorte, Indiana 46350

LAPORTE SAVINGS BANK 401(k) RETIREMENT PLAN
(FORMERLY KNOWN AS SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK)
LAPORTE, INDIANA
FINANCIAL STATEMENTS
December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

401(k) Oversight Committee
LaPorte Savings Bank 401(k) Retirement Plan
(formerly known as Savings Plan for Employees of The LaPorte Savings Bank)
LaPorte, Indiana

We have audited the accompanying statements of net assets available for benefits of the LaPorte Savings Bank 401(k) Retirement Plan (Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the LaPorte Savings Bank 401(k) Retirement Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

BKD, LLP
Indianapolis, Indiana
June 17, 2016

LAPORTE SAVINGS BANK 401(k) RETIREMENT PLAN
(FORMERLY KNOWN AS SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2015 and 2014

	December 31,
	2015	2014
ASSETS
Participant-directed investments, at fair value (Note 7)	$5,798,911	$5,436,739

Receivables:

Notes receivable from participants	179,788	130,319

NET ASSETS AVAILABLE FOR BENEFITS	$5,978,699	$5,567,058

See accompanying notes to financial statements.

LAPORTE SAVINGS BANK 401(k) RETIREMENT PLAN
(FORMERLY KNOWN AS SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2015

For the Year Ended December 31, 2015
Additions to net assets attributed to:
Dividend and interest income	$154,374

Interest income from notes receivable from participants	6,096

Net appreciation in fair value of investments	237,661
Total investment income	398,131

Contributions:
Employer’s	66,292
Participants’	380,294
Rollover	99,353
Total contributions	545,939

Total additions	944,070

Deductions from net assets attributed to:
Benefits paid to participants	484,859
Administrative expenses	47,570
Total deductions	532,429

Net increase	411,641

Net assets available for benefits:
Beginning of year	5,567,058

End of year	$5,978,699

See accompanying notes to financial statements.

LAPORTE SAVINGS BANK 401(k) RETIREMENT PLAN
(FORMERLY KNOWN AS SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK)
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

NOTE 1 – DESCRIPTION OF PLAN

The following description of the LaPorte Savings Bank 401(k) Retirement Plan (formerly known as Savings Plan for Employees of The LaPorte Savings Bank) (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan covering all regular full-time and part-time employees of The LaPorte Savings Bank (the “Company” or the “Employer”) who are age twenty-one or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  All eligible employees can participate in the Plan on the first day of the quarter following employment.  The Plan does not have a service requirement for participating in the Plan. There is a service requirement to be eligible for Employer contributions, which is the first day of the first quarter following one year of employment. Benefit Plan Administrative Services, Inc. (“BPAS”) is the record-keeper of the Plan. Plan investments are held by Hand Benefits & Trust, which is a BPAS Company. Effective January 1, 2015, the Plan was amended and restated for the purpose of restating the entire plan for the Pension Protection Act of 2006 which included the Plan name be changed to LaPorte Savings Bank 401(k) Retirement Plan.

Contributions:  Each year, participants may contribute up to 75% of pretax annual compensation, as defined in the Plan and subject to certain limitations.  Certain limitations may also be applied to highly compensated employees. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company contributes 25% of the first 6% of eligible compensation that a participant contributes to the Plan.  Additional profit sharing amounts may be contributed at the option of the Company.  No profit sharing contribution was authorized for the 2015 Plan year.  Contributions are subject to certain limitations.  Plan participants direct the investment of their contributions, the employer matching contributions, and profit sharing contributions, if any, into the various investment options offered by the Plan.  The Plan includes an automatic deferral amount of 6% of eligible compensation for new or re-hired participants.  In addition, the new or re-hired participant is set to auto-escalate the deferral amount by 1% annually until the deferral rate equals 10%. Participants who do not wish to be automatically enrolled in the auto-escalate feature may elect not to defer or to defer another percentage.  Participants may complete an In-Plan conversion of their vested account balances from pre-tax contributions to post-tax contributions, which would then be considered taxable income to the participant at the time of conversion.  Participants may not convert notes receivable amounts from pre-tax contributions to post-tax contributions.  The Plan also allows participants who reach the age of 50 during the taxable year to make catch-up contributions.  Catch-up contributions are 401(k) elective deferral contributions in excess of any limit on such contributions under the Plan.

Participant Accounts:  Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contributions, (b) Plan earnings, and (c) forfeitures of employer matching contributions. Each participant’s account is charged with his or her withdrawals and an allocation of expenses.  Allocations are based on participant earnings or account balances, as defined in the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Retirement, Death and Disability:  A participant, or their beneficiary, is entitled to 100% of his or her vested account balance upon retirement, death, or disability.

Vesting:  Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the remainder of their accounts, plus earnings thereon, is based on years of continuous service at the rate of 20% per year, resulting in 100% vesting after five years.

Payment of Benefits:  On termination of service, a participant may elect to receive either a lump sum or a direct rollover equal to the value of his or her vested interest in the account.  In addition, the Plan allows for withdrawals of the vested account balances resulting from rollover contributions at any time.  A participant who has attained age 59 ½ may withdraw vested account balances resulting from participant or employer contributions at any time.  The Plan also allows for hardship distributions of balances resulting from participant contributions.  Distributions are made in cash.  A participant, who has been an active participant for at least five years, may withdraw their vested account balances that were converted to post-tax contributions at any time.

(Continued)

LAPORTE SAVINGS BANK 401(k) RETIREMENT PLAN
(FORMERLY KNOWN AS SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK)
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

Notes Receivable from Participants:  Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less.  The notes receivable from participants are secured by the balance in the participant’s account and bear interest at rates that are commensurate with national prevailing rates as determined by the Plan administrator, currently Prime + 1%.  Principal and interest are paid through payroll deductions.

Forfeitures:  Forfeitures of employer matching contributions can be used to offset future employer matching contributions or administrative expenses of the Plan or may be redistributed to current participants based upon their relative wages as a discretionary contribution by the Company.

Investment Management Expense:  Investment management fees charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and included in the investment income (loss) reported by the Plan.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Concentration of Investments:  The Plan has a significant concentration of investments in LaPorte Bancorp, Inc. common stock.  Therefore, the Plan’s investment performance is significantly affected by the performance of LaPorte Bancorp, Inc.

Basis of Accounting:  The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition:  The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants:  Notes receivable from participants are reported at their unpaid balance plus any accrued interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Payment of Benefits:  Benefits are recorded when paid.

Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties:  The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks.  Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 3 – CHANGE IN ACCOUNTING PRINCIPLE

In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which exempts investments measured using the net asset value (“NAV”) practical expedient in ASC 820, Fair Value Measurement, from categorization within the fair value hierarchy. The guidance requires retrospective application and is effective for public business entities for fiscal years, and interim periods within those years, beginning after December 15, 2015. For all other entities, the guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. Early adoption is permitted. Management elected to early adopt the provisions of this new standard. Accordingly, the amendment was retrospectively applied resulting in the common collective trust being excluded from the fair value hierarchy for the years ended December 31, 2015 and 2014, respectively.

(Continued)

LAPORTE SAVINGS BANK 401(k) RETIREMENT PLAN
(FORMERLY KNOWN AS SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK)
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures and provides for a measurement-date practical expedient. Parts I and II are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with early adoption permitted. Part III is effective for fiscal years beginning after December 15, 2015 and should be applied prospectively, with early application permitted.

Management has elected to adopt Part II early. The amendments of Part II were retrospectively applied resulting in net appreciation/depreciation of plan assets being disclosed in aggregate, plan investments being disaggregated only by general types, and no disclosures of individual investments greater than five percent of net assets. The guidance also clarifies that indirect investments in fully benefit-responsive investment contracts (“FBRICs”) should not be reflected as FBRICs and, therefore, should be reported at fair value. Concurrent with the Plan’s implementation of ASU 2015-12, the statements of net assets available for benefits for all periods presented no longer reflect the common trust funds as a FBRIC and as such the investment is now measured at fair value without an adjustment to contract value.

NOTE 4 – RIGHTS UPON PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their employer contributions and earnings thereon. On May 10, 2016, The LaPorte Savings Bank's Board of Directors adopted an amendment to the Plan consisting of the 401(k) Termination Agreement (see Note 8 - Subsequent Events).

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The LaPorte Savings Bank is the Plan trustee. The Plan also holds shares of LaPorte Bancorp, Inc. common stock (Note 7) and recognized dividend income of $21,485 and $22,475 in 2015 and 2014, respectively, from this related-party investment. Notes receivable from participants held by the Plan also reflect party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Some administrative expenses of the Plan are paid directly by the Company. Lakeside Wealth Management Group is a co-fiduciary of the Plan. The Plan pays fees to Lakeside Wealth Management Group for their services, which are party-in-interest transactions. BPAS is the Plan’s record-keeper, and fees paid to BPAS are also party-in-interest transactions. Investment management fees paid to the various investment funds in the Plan are also party-in-interest transactions.

NOTE 6 – TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated August 26, 2013 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, Plan management believes that the Plan was qualified, and the related trust was tax-exempt as of the financial statement date. The expiration date of the determination letter is January 31, 2016. See note 8 for details regarding the Plan’s request for a new determination letter.

LAPORTE SAVINGS BANK 401(k) RETIREMENT PLAN
(FORMERLY KNOWN AS SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK)
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015 and 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 7 – FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  The effect of a change in valuation technique or its application on a fair value estimate is accounted for prospectively as a change in accounting estimate.  When evaluating indications of fair value resulting from the use of multiple valuation techniques, the Plan is to select the point within the resulting range of reasonable estimates of fair value that is most representative of fair value under current market conditions.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).

The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy.  The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following presents the valuation methods and assumptions used by the Plan to estimate the fair values of investments and applies to investments held directly by the Plan as of December 31, 2015 and 2014.

Mutual funds:  The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Common stock:  Investments in LaPorte Bancorp, Inc. common stock are determined by obtaining a quoted price on nationally recognized securities exchanges (level 1 inputs).

Collective Investment Trusts – Stable value fund: The fair values of participation units in the stable value fund are based upon the net asset values of such fund. The fund invests entirely in the MetLife Group Annuity Contract 25053 which consists of separately managed investment portfolios directed by Reliance Trust Company. The fund’s objective is the safety and preservation of principal and accumulated interest. For liquidity purposes, the fund may have all or a portion of its assets invested in high-quality money market instruments, investment companies, and collective investment trusts that meet the investment objectives. The stable value fund provides for daily redemptions by the Plan with no advance notice requirements and has redemption prices that are determined by the fund’s net asset value per unit. There were no unfunded commitments at December 31, 2015 and 2014.

LAPORTE SAVINGS BANK 401(k) RETIREMENT PLAN
(FORMERLY KNOWN AS SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK)
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below. There were no transfers between levels during 2015 or 2014.

	Fair Value Measurements at December 31, 2015
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Investments:
Mutual funds	$3,649,513	$—	$3,649,513
LaPorte Bancorp, Inc. common stock	1,996,933	—	1,996,933
Total assets in the fair value hierarchy	$5,646,446	$—	5,646,446
Investments measured at net asset value			152,465
Investments at fair value			$5,798,911

	Fair Value Measurements at December 31, 2014
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Investments:
Mutual funds	$3,557,507	$—	$3,557,507
LaPorte Bancorp, Inc. common stock	1,732,579	—	1,732,579
Total assets in the fair value hierarchy	$5,290,086	$—	5,290,086
Investments measured at net asset value			146,653
Investments at fair value			$5,436,739

NOTE 8 – SUBSEQUENT EVENTS

On March 10, 2016, LaPorte Bancorp, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Horizon Bancorp (“Horizon”), an Indiana Corporation. Pursuant to the Merger Agreement, the Company will merge with and into Horizon, with Horizon as the surviving corporation (the “Merger”). Immediately following the Merger, The LaPorte Savings Bank (the “Bank”), an Indiana chartered savings bank and wholly-owned subsidiary of the Company, will merge with and into Horizon Bank, National Association, the wholly-owned national bank subsidiary of Horizon (“Horizon Bank”), with Horizon Bank as the surviving bank.

(Continued)

LAPORTE SAVINGS BANK 401(k) RETIREMENT PLAN
(FORMERLY KNOWN AS SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK)
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and 2014

As a result of the Merger Agreement, the Bank’s Board of Directors adopted an amendment to the Plan consisting of the 401(k) Termination Agreement on May 10, 2016. The Plan shall terminate immediately prior to, and contingent upon, the effective time of the Merger (the “Plan Termination Date”). The Plan will not allow for the addition of new participants on, or after, the Plan Termination Date. The accounts of all participant and beneficiaries in the Plan shall become fully vested as of the Plan Termination Date. No contributions will be made to the Plan on, or after, the Plan Termination Date, except for contributions that are required to be made under applicable law. The Company is also required to file a request for a determination letter from the IRS with respect to the termination. No distributions shall be made from the Plan, or its trust, subsequent to the Plan Termination Date until the IRS issues a favorable determination letter for the Plan's termination.

(Continued)

SUPPLEMENTAL SCHEDULE

LAPORTE SAVINGS BANK 401(k) RETIREMENT PLAN
(FORMERLY KNOWN AS SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015

Name of plan sponsor:	The LaPorte Savings Bank
Employer identification number	35-0461190
Three-digit plan number:	002

(A)	(B)	(C)		(D)	(E)
Party-in-interest investment	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value		Cost	Current Value
	Principal Life Insurance Co.	Registered Investment Company Principal Glbl Div Income Inst	2,246 units	**	$29,200
	Principal Life Insurance Co.	Registered Investment Company Principal Real Estate Sec Inst	3,122 units	**	69,597
	Blackrock Funds, Inc.	Registered Investment Company Blackrock Lifepath Index Ret I	16,126 units	**	176,897
	Blackrock Funds, Inc.	Registered Investment Company Blackrock Lifepath Indx 2020 I	35,896 units	**	402,034
	Blackrock Funds, Inc.	Registered Investment Company Blackrock Lifepath Indx 2025 I	46,110 units	**	525,195
	Blackrock Funds, Inc.	Registered Investment Company Blackrock Lifepath Indx 2030 I	44,485 units	**	509,359
	Blackrock Funds, Inc.	Registered Investment Company Blackrock Lifepath Indx 2035 I	6,048 units	**	70,036
	Blackrock Funds, Inc.	Registered Investment Company Blackrock Lifepath Indx 2040 I	12,774 units	**	148,816
	Blackrock Funds, Inc.	Registered Investment Company Blackrock Lifepath Indx 2045 I	7,239 units	**	85,425
	Blackrock Funds, Inc.	Registered Investment Company Blackrock Lifepath Indx 2050 I	1,373 units	**	16,403
	Blackrock Funds, Inc.	Registered Investment Company Blackrock Lifepath Indx 2055 I	494 units	**	6,016
	Dimensional Fund Advisors	Registered Investment Company DFA Emerging Mkts Core Equity	1,580 units	**	24,905
	Goldman Sachs Asset Mgmt.	Registered Investment Company Goldman Sachs Grth Opps Instl	4,646 units	**	109,142
	American Funds Service Co.	Registered Investment Company American Funds EuroPacific R6	3,224 units	**	146,095
	Hartford Financial Services	Registered Investment Company Hartford Small Cap Growth Hls	4,783 units	**	119,234
	Invesco AIM Funds	Registered Investment Company Invesco Diversified Dividend Y	16,222 units	**	285,503

*Denotes party-in-interest investment.
**Investment is participant-directed, therefore, historical cost is not required.

(Continued)

LAPORTE SAVINGS BANK 401(k) RETIREMENT PLAN
(FORMERLY KNOWN AS SAVINGS PLAN FOR EMPLOYEES OF THE LAPORTE SAVINGS BANK)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015

(A)	(B)	(C)		(D)	(E)
Party-in-interest investment	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value		Cost	Current Value
	JP Morgan Funds	Registered Investment Company JP Morgan Core Bond R6	8,263 units	**	$95,516
	Prudential Fund Services	Registered Investment Company Prudential Jennison Growth Z	6,750 units	**	212,904
	Franklin Templeton Funds	Registered Investment Company Templeton Global Bond Adv	1,950 units	**	22,485
	Vanguard Group	Registered Investment Company Vanguard 500 Index Admiral	844 units	**	159,037
	Vanguard Group	Registered Investment Company Vanguard Mid-Cap Index Admiral	2,257 units	**	335,644
	Vanguard Group	Registered Investment Company Vanguard Small-Cap Indx Admiral	1,533 units	**	81,351
	Vanguard Group	Registered Investment Company Vanguard Total Int’l Stock Index	772 units	**	18,719
	Reliance Trust Company	Common/Collective Trust Reliance Trust Stable Value Fund Collective Investment Trust Series 25053	952 units	**	152,465
*	LaPorte Bancorp, Inc.	Employer Security LaPorte Bancorp, Inc. Common Stock	131,377 units	**	1,996,933
*	Participant Loans	Various maturity dates through September 2020; interest rates ranging from 4.25% to 5.25%		**	179,788
					$5,978,699
*Denotes party-in-interest investment.
**Investment is participant-directed, therefore, historical cost is not required.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf the undersigned herunto duly authorized.

LaPorte Savings Bank 401(k) Retirement Plan
(formerly known as Savings Plan for Employees of The LaPorte Savings Bank)

Date:	June 17, 2016	/s/ Debra S. Varnak
Debra S. Varnak
Senior Vice President Human Resources
The LaPorte Savings Bank